Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2013	2012	2011	2010	2009
Fixed charges:
Interest expense including	$526	$535	$572	$602	$600
amortization of debt discount
Portion of rentals representing an interest factor	121	132	135	136	155
Total fixed charges	$647	$667	$707	$738	$755

Earnings available for fixed charges:
Net income	$4,388	$3,943	$3,292	$2,780	$1,890
Equity earnings net of distributions	(57)	(55)	(38)	(44)	(42)
Income taxes	2,660	2,375	1,972	1,653	1,084
Fixed charges	647	667	707	738	755
Earnings available for fixed charges	$7,638	$6,930	$5,933	$5,127	$3,687

Ratio of earnings to fixed charges	11.8	10.4	8.4	6.9	4.9

95